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                            September 9, 2021

       James W. Peters
       Chief Financial Officer
       WHIRLPOOL CORP /DE/
       2000 North M-63
       Benton Harbor, MI 49022

                                                        Re: WHIRLPOOL CORP /DE/
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 11,
2021
                                                            File No. 001-03932

       Dear Mr. Peters:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 37

   1.                                                   Refer to your Ongoing
EBIT measure. Please address the following:
                                                            Tell us how you
considered Question 100.01 of the Non-GAAP Compliance and
                                                            Disclosure
Interpretations in your decision to exclude product warranty costs, trade customer insolvency
claim settlement and trade customer insolvency from your
                                                            measure of Ongoing
EBIT.
                                                            Tell us why you
believe the adjustment for restructuring charges is meaningful to an investor. In this
regard, we note that you have incurred significant restructuring charges every year
in recent years.
                                                            Explain what the
sale-leaseback, real estate and receivable adjustments represent and how you concluded
the adjustments do not result in presenting a non-GAAP measure that substitutes
individually tailor recognition and measurement methods. Refer to
 James W. Peters
WHIRLPOOL CORP /DE/
September 9, 2021
Page 2
             Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
         The same comment applies to your first and second Forms 10-Q and earnings releases.
2. Your free cash flow computation on page 41 appears to differ from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures).
         Please revise your computation or revise the title of this non-GAAP measure to adjusted free cash flow so it is not confused with free cash flow as typically calculated. Also expand the narrative to disclose this measure does not represent residual cash flow available for discretionary expenditures. Refer to Item 10(e)(1)(i) of Regulation S-K and
         Question No. 102.07 of the updated C&DI of Non-GAAP Financial Measures. The same comment applies to your first and second Forms 10-Q and earnings releases.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have any questions.



FirstName LastNameJames W. Peters                            Sincerely,
Comapany NameWHIRLPOOL CORP /DE/
                                                             Division of
Corporation Finance
September 9, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName